NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2013

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of shareholders of Augusta Resource Corporation (the “Corporation”) will be held at the Terminal City Club in the Atkins Room, 837 West Hastings Street on Thursday, October 17, 2013, at 11:30 a.m. (Vancouver time), for the following purposes:

1.	To pass a resolution ratifying, confirming and approving the Corporation’s Shareholder Rights Plan; and

2	To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice of Meeting is a management information circular, which provides additional information relating to the business to be conducted at the Meeting, an instrument of proxy and notes thereto (the “Proxy”), an instrument of voting instructions and notices thereto (the “VIF”).

Shareholders of record at the close of business on September 16, 2013 will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof, or with the Chairman of the meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of common shares and a non-objecting beneficial owner, and receive a VIF from our transfer agent Computershare, please complete and return the form in accordance with the instructions of Computershare. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting.

If you are a non-registered shareholder of common shares and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated this 16th day of September, 2013
ON BEHALF OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.